LPBP INC.

PROXY FOR HOLDERS OF CLASS A COMMON SHARES OF LPBP INC. FOR THE SPECIAL MEETING TO BE HELD ON NOVEMBER 24, 2006

The undersigned holder of Class A Common Shares of LPBP Inc. (the “Company”) hereby appoints John R. Anderson, President and CEO of the Company, or failing him, Michael McTeague, Secretary of the Company, or instead of either of the foregoing, _____________________________________________ as the nominee of the undersigned, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all Class A Common Shares held by the undersigned and in respect of all matters that may come before the Special Meeting of Shareholders of the Company to be held at the Toronto Airport Marriott, 901 Dixon Road, Toronto, Ontario, M9W 1J5 on November 24, 2006 at 10:00 a.m. (Eastern Time), including any adjournment or postponement thereof, (the “Meeting”) to the same extent and with the same power as if the undersigned were personally present at the Meeting, with full power of substitution. Without limiting the generality of the authorization and power hereby conferred, in connection with the following matters to be considered at the Meeting, the undersigned holder of Class A Common Shares hereby directs that the Class A Common Shares represented by this form of proxy be:

1.
☐ VOTED FOR, OR ☐VOTED AGAINST the Transaction Resolution, being a special resolution of the holders of the Class A Common Shares, the full text of which is set forth in Appendix B to the accompanying management information circular (the “Circular”), authorizing the consent by the Company to the sale by MDS Laboratory Services, L.P. (the “Labs Services LP”) of substantially all of its assets (the “Partnership Sale”) under the terms of an asset purchase agreement dated October 4, 2006 (the “Eastern Sale Agreement”) between MDS Inc. and Borealis Infrastructure Management Inc. and to authorize the Company to consent to certain amendments to the partnership agreement governing the Labs Services LP incidental to such transaction or otherwise considered desirable by the general partner of the Labs Services LP, all as more particularly described in the Circular.

2.
☐ VOTED FOR, OR ☐VOTED AGAINST the Corporate Objects Resolution, being a special resolution of the holders of the Class A Common Shares, the full text of which is set forth in Appendix C to the accompanying Circular, approving an amendment to the Corporate Objects (which form part of the Articles of Arrangement of the Company) to provide the Company with the authority to consent to the sale, transfer or other disposition of all or any part of the assets of the Labs Services LP and/or Hemosol LP, including the Partnership Sale, in accordance with the terms of a sale, transfer or other disposition approved by the Board of Directors of the Company and to confirm that the Board of Directors of the Company may approve the dissolution of the Labs Services LP and/or Hemosol LP, all as more particularly described in the Circular.

3.
☐ VOTED FOR, OR ☐VOTED AGAINST the Capital Distribution Resolution, being a special resolution of the holders of the Class A Common Shares, the full text of which is set forth in Appendix D to the accompanying Circular, authorizing: (a) the reduction of the stated capital attributable to the Class A Common Shares for purposes of a distribution to the holders of the Class A Common Shares by an amount equal to the lesser of (i) the total stated capital of the Class A Common Shares; and (ii) the aggregate amount of the initial distribution on the Class A Common Shares, as determined by the board of directors of the Company in its sole discretion, from the net proceeds received by the Company from the Labs Services LP in respect of the Partnership Sale; and (b) if the Board of Directors of the Company so elects, in its sole discretion, the concurrent reduction of the stated capital attributable to the Class B Non-Voting Shares for purposes of a distribution to the holders of the Class B Non-Voting Shares by an amount equal to the lesser of (i) the total stated capital of the Class B Non-Voting Shares; and (ii) the aggregate amount of the relevant distribution on the Class B Non-Voting Shares, as determined by the Board of Directors of the Company in its sole discretion, from the net proceeds received by the Company from the Labs Services LP in respect of the Partnership Sale, all as more particularly described in the Circular.

With respect to amendments or variations to these matters or any other matters as may properly come before the Meeting, the undersigned hereby confers discretionary authority on the nominee to vote as the nominee thinks fit. If no specification as to voting is made, this proxy will be voted “FOR” the Transaction Resolution, the Corporate Objects Resolution and the Capital Distribution Resolution. The undersigned hereby revokes any proxy previously given by the undersigned. The undersigned confirms that it is the express wish of the undersigned that the documents relating hereto, including the Circular and this form of proxy, have been and shall be drawn up in English only. Le (la) soussigné(e) confirme sa volonté expresse que les documents se rapportant aux présentes, y compris la Circulaire ainsi que le présent formulaire de procuration, soient rédigés en anglais seulement.

DATED this _________ day of ___________, 2006.

_____________________________________________ Signature of Shareholder or authorized representative	_____________________________________________ Name and title of authorized representative, if applicable (please print)
_____________________________________________ Print name of Shareholder	_____________________________________________ Number of Class A Common Shares

Note: If you have any questions or require any assistance, please contact Computershare Investor Services Inc. toll-free at 1-800-564-6253 or collect at (514) 982-5555. Please complete, date, sign and return this proxy no later than the time stipulated in Instruction 2 below to: LPBP Inc. c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by facsimile transmission toll-free at 1-866-249-7775 (or in the Toronto area at (416) 263-9524). If this form of proxy is not dated in the space above, it will be deemed to bear the date on which it is mailed by the Company.

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NOTES AND INSTRUCTIONS

1.	This proxy is solicited by or on behalf of management of the Company.

2.
To be valid, this form of proxy must be received by Computershare Investor Services Inc. at the address specified above by 4:30 p.m. (Toronto time) on November 22, 2006 or, in the event that the Meeting is adjourned or postponed, no later than 4:30 p.m. on the date that is two business days preceding the date to which the Meeting is adjourned or postponed.

3.
If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person or company (who need not be a shareholder of the Company) other than the persons designated in this form of proxy to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than John R. Anderson or Michael McTeague as your nominee, you must strike out their names and insert the name of that other person or company in the blank space provided. The nominee must attend the Meeting in order to vote on your behalf. A proxy may be revoked in the manner set forth in the Circular.

4.
You should indicate your choice on the matters to be considered at the Meeting by checking the appropriate box. The Class A Common Shares represented by this form of proxy will be voted for or against in accordance with the instructions contained herein on any ballot that may be called for and if a choice is specified with respect to any matter to be acted upon, the Class A Common Shares will be voted accordingly. If no choice is specified or in the absence of instructions, such Class A Common Shares will be voted “FOR” each of the matters set forth above.

5.
To be valid, this proxy must be signed by the registered holder of Class A Common Shares, or a duly authorized representative or attorney of the registered shareholder or by a person named as a nominee in respect of the Meeting in an omnibus proxy containing a power of substitution.

6.
Please sign exactly the name under which you hold your Class A Common Shares. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If the shareholder is a trust, this proxy must be executed by all trustees. If the Class A Common Shares are held in the name of an executor, administrator or trustee, please sign exactly as the Class A Common Shares are held. If the Class A Common Shares are held in the name of a deceased holder, the holder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the holder must be attached to this proxy. The Company, in its discretion, may require additional evidence of authority or additional documentation.

7.	Reference is made to the accompanying Notice of Special Meeting and Circular for further information regarding completion and use of this form of proxy and other information pertaining to the Meeting.

8.
A registered holder of Class A Common Shares may dissent from the Transaction Resolution and the Corporate Objects Resolution. The execution or exercise of a proxy does not constitute a written objection for purposes of the dissent procedures in subsection 185(6) of the Business Corporations Act (Ontario). Shareholders who wish to dissent should carefully review the section entitled “Rights of Dissenting Shareholders” in the Circular, and Appendix F to the Circular. The failure to comply strictly with the dissent procedures described in the Circular may result in the loss or unavailability of the right to dissent.